 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Senseonics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

81727U105
(CUSIP Number)

Ryuichi Hirashima
2-38-5 Nishishimbashi, Minato-ku, Tokyo
105-8433 Japan
Telephone: +81-70-1443-5241
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105	13D	Page 1 of 5 pages

1	NAMES OF REPORTING PERSONS
PHC Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
68,300,652

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
68,300,652

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,300,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81727U105	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Senseonics Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 20451 Seneca Meadows Parkway, Germantown, MD 20876-7005.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by PHC Holdings Corporation, a Japan corporation (“PHC Holdings” or the “Reporting Person”).

(b)	The address of the business office of PHC Holdings is: 2-38-5 Nishishimbashi, Minato-ku, Tokyo, 105-8433 Japan

(c)	PHC Holdings is engaged in the business of research, design, development, manufacturing and distribution of medical devices.

(d)-(e)
During the last five years, neither the Reporting Person nor, to the best of knowledge of the Reporting Person, any of the Related Persons (as defined below), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	PHC Holdings is organized under the laws of Japan.

The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of the Reporting Person (collectively, the “Related Persons”) is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 14, 2020 (the “Closing Date”), the Issuer and PHC Holdings entered into a note purchase agreement pursuant to which the Issuer issued and sold $35 million in aggregate principal amount of its Senior Secured Convertible Notes due October 31, 2024 (the “2024 Notes”) to PHC Holdings. The Issuer also issued 2,941,176 shares of Common Stock to PHC Holdings as a financing fee on the Closing Date. Upon conversion of the 2024 Notes, there are 65,359,476, shares of Common Stock issuable, based on a conversion rate as of September 4, 2020 of 1,867.4136 shares of Common Stock per $1,000 principal amount of the 2024 Notes. PHC Holdings used cash on hand to fund the purchase of the 2024 Notes.

CUSIP No. 81727U105	13D	Page 3 of 5 pages

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes and intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Person’s ownership in the Issuer, and general economic and industry conditions, the Reporting Person may in the future take actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the document described above, the Reporting Person may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer or continue to hold shares of Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In connection with the purchase of the 2024 Notes, the Reporting Person has the right to designate two members of the board of directors of the Issuer. In addition, without limitation, the Reporting Person may engage in discussions with management, the board of directors of the Issuer, stockholders of the Issuer or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

 (a) – (b) PHC Holdings beneficially owns 68,300,652 shares of Common Stock representing approximately 24.8% of the outstanding shares of Common Stock, based on 231,557,506 shares of Common Stock outstanding as of August 7, 2020, following the conversion of the 2024 Notes, as reported in the Issuer’s prospectus, filed with the Securities and Exchange Commission on September 8, 2020, and includes 2,941,176 shares of Common Stock issued to PHC Holdings on August 14, 2020.

CUSIP No. 81727U105	13D	Page 4 of 5 pages

(c)          Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)          None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Resale Registration Rights Agreement

On August 14, 2020, the Issuer and PHC Holdings entered into a resale registration rights agreement (the “Resale Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights, short-form registration rights and piggyback registration rights to such shareholder. Any Registrable Securities (as defined in the Resale Registration Rights Agreement) will cease to be Registrable Securities when: (i) the Securities and Exchange Commission has declared a registration statement covering such securities effective and such securities have been disposed of pursuant to such effective registration statement; (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 under the Securities Act of 1933, as amended, are met and the legend restricting further transfer has been removed from the certificate for such securities; or (iii) such securities are no longer outstanding.

The foregoing description of the Resale Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
Exhibit A
Resale Registration Rights Agreement by and between the Issuer and PHC Holdings Corporation (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 31, 2020).

CUSIP No. 81727U105	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2020

PHC HOLDINGS CORPORATION

By:	/s/ Ryuichi Hirashima
Name: Ryuichi Hirashima
Title: Chief Strategy Officer

Schedule I

Directors of PHC Holdings Corporation

The following sets forth the name and principal occupation of each of the directors of PHC Holdings Corporation. Each of such persons is a citizen of Japan other than Michael Kloss who is a citizen of Germany.

Name	Principal Occupation

Michael Kloss	President, Chief Executive Officer of PHC Holdings Corporation

Shoji Miyazaki	Executive Vice President, Chief Operating Officer of PHC Holdings Corporation

Hirofumi Hirano	President, KKR Japan Limited

Eiji Yatagawa	Partner, KKR Japan Limited

Hidekazu Tanaka	General Manager, Healthcare Business Division, Healthcare & Service Business Unit of Mitsui & Co., Ltd.

Koichiro Sato	General Manager, Healthcare Business 3rd Department, Healthcare & Service Business Unit of Mitsui & Co., Ltd.

Tatsunobu Fukushima	General Manager, Corporate Planning Department, Life Science Institute, Inc.

To the best knowledge of the Reporting Person, other than reported in the Schedule 13D, none of the persons listed above beneficially owns any shares of Common Stock.